Exhibit 99.5

May 2, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FIRST QUARTER 2018 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s three months ended March 31, 2018. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with International Financial Reporting Standards ("IFRS"), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

“Great Panther’s revenues were up 38% reflecting the normal operation of the Topia processing plant compared to the first quarter of last year when it was suspended for planned upgrades”, stated Jim Bannantine, President and CEO. “We continue to focus our efforts on advancing the Coricancha project, and we expect to release an economic study before the end of this quarter. Our balance sheet remains strong and our cash position increased to just over $60 million as we continue to fund Coricancha from the cash flows from our operations in Mexico.”

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q1 2018	Q1 2017	Change	Q4 2017	Change
OPERATING RESULTS
Tonnes milled	96,869	82,656	17%	98,396	-2%
Ag eq oz produced[1]	1,031,937	730,186	41%	1,065,773	-3%
Silver production - ounces	491,063	366,435	34%	514,218	-5%
Gold production - ounces	5,831	5,178	13%	5,931	-2%
Payable silver ounces	476,325	344,995	38%	516,078	-8%
Ag eq oz sold	971,189	680,984	43%	1,038,023	-6%
Cost per tonne milled[2]	$121	$ 88	38%	$116	4%
Cash cost[2]	$5.39	$ 3.54	52%	$7.25	-26%
Cash cost per Ag eq oz2	$12.76	$ 10.99	16%	$13.18	-3%
All in Sustaining Cost (AISC)[2]	$12.33	$ 19.55	-37%	$14.72	-16%
AISC per Ag eq oz2	$16.16	$ 19.10	-15%	$16.89	-4%

(in 000’s, unless otherwise noted)	Q1 2018	Q1 2017	Change	Q4 2017	Change
FINANCIAL RESULTS
Revenue	$17,019	$12,371	38%	$17,384	-2%
Mine operating earnings before non-cash items[2]	$5,225	$5,445	-4%	$4,962	5%
Mine operating earnings	$4,019	$4,662	-14%	$3,755	7%
Net income (loss)	$(97)	$3,040	-103%	$(1,918)	95%
Adjusted EBITDA[2]	$415	$2,134	-81%	$904	-54%
Operating cash flows before changes in non-cash net working capital	$118	$894	-87%	$618	-81%
Cash and short-term deposits at end of period	$60,884	$53,158	15%	$56,888	7%
Net working capital at end of period	$67,076	$69,281	-3%	$65,965	2%
Average realized silver price per oz3	$16.36	$19.33	-15%	$16.86	-3%
Average realized gold price per oz3	$1,363	$1,297	5%	$1,292	5%
Earnings (loss) per share - basic and diluted	$(0.00)	$0.02	-100%	$(0.01)	100%

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

3Average realized silver price is prior to smelting and refining charges.

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REVIEW OF FINANCIAL RESULTS

Revenue increased by $4.6 million or 38% compared to the first quarter of 2017. This was primarily attributable to an increase in metal sales volumes ($5.6 million effect) as there were negligible metal sales for Topia during the first quarter of 2017 due to the suspension of milling operations for plant upgrades, and an increase in gold prices ($0.4 million effect). This was partly offset by a decrease in silver prices ($1.4 million effect). The Company’s average realized silver price for the first quarter of 2018 was $16.36 per oz compared to $19.33 per oz during the first quarter of 2017.

The increase in metal sales volume resulted in a corresponding increase in production costs for the first quarter of 2018, compared to the first quarter of 2017 (approximate $3.2 million increase). Production costs also increased in MXN terms as a result of mining narrower veins at the GMC (which causes more waste material to be mined), along with rate increases for mining contractors ($0.4 million effect). Another factor in the increase of production costs was the strengthening of the MXN against the USD which had the impact of increasing costs in USD terms by $0.8 million.

Mine operating earnings before non-cash items decreased by $0.2 million relative to the first quarter of 2017 as the $4.9 million increase in production costs exceeded the $4.6 million increase in revenue.

Amortization and depletion increased compared to the first quarter of 2017 due to depreciation of the new tailings filtration and handling facilities at Topia that were commissioned in the second quarter of 2017.

G&A expenses for the first quarter of 2018 increased 3% compared to the same period in 2017, primarily due to higher share-based compensation.

Exploration, evaluation and development ("EE&D") expenses for the first quarter of 2018 increased $1.4 million or 70% compared to the same period in 2017, mainly due to $1.5 million of care and maintenance and project expenditures related to Coricancha, which was acquired on June 30, 2017. The first quarter of 2017 included $0.3 million of Coricancha pre-acquisition EE&D costs related to technical evaluation, integration planning and pre-closing legal and professional fees. The Company will continue to expense costs associated with the ongoing care and maintenance of Coricancha and any project costs associated with evaluating the return of Coricancha to production until such time as a positive decision is made to restart the mine. EE&D expenditures for the first quarter of 2018 also included $0.6 million of additional corporate development costs, due to a higher level of activity associated with the evaluation of potential acquisitions.

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. During the quarter ended March 31, 2018, the Company had foreign exchange gains of $0.7 million compared to $1.8 million in the first quarter of 2017. The foreign exchange gains recorded in both periods were primarily as a result of the forward contracts to purchase MXN to fund operating expenditures in Mexico.

The first quarter of 2018 reflected a net loss of $0.1 million compared to net income of $3.0 million in the first quarter of 2017. The change was largely accounted for by the $1.4 million increase in EE&D expenses, $1.1 million decrease in finance and other income, and $0.6 million decrease in mine operating earnings.

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Adjusted EBITDA was $0.4 million in the first quarter of 2018, compared to $2.1 million in the first quarter of 2017. The decrease largely reflects a $1.4 million increase in EE&D expenses and a $0.2 million decrease in mine operating earnings before non-cash items.

Refer to the Company’s MD&A for the three months ended March 31, 2018 for more details of the financial results.

CASH COST AND ALL-IN SUSTAINING COSTS

Cash cost per silver payable ounce (“cash cost”) for the first quarter of 2018 increased over the first quarter of 2017 primarily due to higher MXN production costs as discussed above which had the effect of increasing cash cost by $8.97 per payable silver ounce ("per oz"). In addition, the strengthening of the MXN against the USD accounted for a further $1.25 per oz increase. These factors were partly offset by an increase in by-product credits associated with higher volumes sold for gold, lead and zinc and higher realized prices for gold (together, a $7.47 per oz). Payable silver volumes were also higher in the first quarter of 2018 than in the first quarter of 2017, which reduced cash cost by a further $0.98 per oz. The full operation of Topia accounted for an approximate net $2.60 per oz increase in consolidated cash cost.

All-in sustaining cost per silver payable ounce (“AISC”) during the first quarter of 2018 decreased from the first quarter of 2017 primarily due to lower sustaining exploration, evaluation and development expenses (“EE&D”) and lower capital expenditures ($4.66 per oz effect). These were partly offset by the increase in cash cost ($1.85 per oz effect) as discussed above. The increased number of payable silver ounces had the effect of decreasing AISC ($4.41 per oz effect).

Refer to the Company’s MD&A for the three months ended March 31, 2018, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT MARCH 31, 2018

At March 31, 2018, the Company had cash and short-term deposits of $60.9 million, compared to $56.9 million at December 31, 2017. The Company does not have any debt.

Cash and short-term deposits increased by $4.0 million in the first three months of 2018 primarily due to $4.1 million of cash generated by operating activities, $0.1 million in proceeds from the exercise of stock options and $0.1 million in foreign exchange gains on cash balances. These factors were partly offset by $0.3 million in additions to plant and equipment.

Net working capital was $67.1 million as at March 31, 2018, an increase of $1.1 million from the start of the year.

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OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2018 remains unchanged:

Production and cash cost guidance	Q1 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces[1]	1,031,937	4,000,000 - 4,100,000	3,978,731
Cash cost[2]	$5.39	$5.00 - 6.50	$5.76
AISC[2]	$12.33	$12.50 - 14.50	$15.07

It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

The Company’s guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018 also remains unchanged:

Capex and EE&D expense guidance (in millions)	Q1 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$0.3	$2.5 - $3.5	$4.4
EE&D - operating mines (excluding Coricancha)	$1.3	$5.0 - $6.0	$5.2

The focus for 2018 is to maintain steady and efficient operations in Mexico, while advancing the Company’s Coricancha Mine Complex in Peru to set a platform for production growth in 2019 and 2020. While still in the early stage of evaluation, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production.

As noted, the Company is currently undertaking technical, economic and environmental evaluations to assess a restart of the mine, and plans to release the results of additional technical and economic studies for the project in the current quarter. Depending on the outcome of these evaluations, investments in connection with a restart of the mine could commence in 2018.

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet the Company's growth objectives.

1 Ag eq oz have been established using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively.

2Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of the MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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WEBCAST AND CONFERENCE CALL TO DISCUSS THE FIRST QUARTER 2018 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on May 3, 2018, at 11:00 am Pacific Time. Hosting the call will be Mr. James Bannantine, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 281 7973
International Toll	+1 323 794 2093
Conference ID	4742165

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, advancement of the Coricancha project, and the exploration of its other properties in Mexico and Peru. Forward looking statements also include guidance included in the "Outlook" section of this document, including guidance on production, cash costs, AISC, and anticipated capital expenditures and exploration and development expenditures. Forward looking statements also include discussions of the overall economic potential of the Company's properties, the availability of adequate financing, and those involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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For more information, please contact:

Alex Heath

Director, Investor Relations

Toll Free:    1 888 355 1766

Tel:           +1 604 638 8956

aheath@greatpanther.com
www.greatpanther.com

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GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

(Expressed in thousands of US dollars - Unaudited)

	March 31,	December 31,
	2018	2017
ASSETS

Current assets:
Cash and cash equivalents	$44,620	$36,797
Short-term deposits	16,264	20,091
Trade and other receivables	10,440	14,780
Inventories	4,886	5,294
Reimbursement rights	3,317	4,446
Other current assets	869	401
	80,396	81,809

Restricted cash	1,234	1,234
Inventories – non-current	1,606	1,580
Reimbursement rights	7,717	6,588
Mineral properties, plant and equipment	14,033	14,966
Exploration and evaluation assets	15,633	15,633
Deferred tax assets	126	70
	$120,745	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$10,003	$11,313
Derivative liabilities	—	85
Reclamation and remediation provision – current	3,317	4,446
	13,320	15,844

Reclamation and remediation provision	24,086	22,965
Deferred tax liabilities	1,729	1,930
	39,135	40,739

Shareholders’ equity:
Share capital	130,446	130,201
Reserves	19,283	18,962
Deficit	(68,119)	(68,022)
	81,610	81,141

	$120,745	$121,880

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GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars, unless otherwise noted)

For the three months ended March 31, 2018 and 2017 (Unaudited)

	Three months ended
	March 31,
	2018	2017
Revenue	$17,019	$12,371
Cost of sales
Production costs	11,794	6,926
Amortization and depletion	1,130	690
Share-based compensation	76	93
	13,000	7,709

Mine operating earnings	4,019	4,662

General and administrative expenses
Administrative expenses	1,383	1,394
Amortization and depletion	26	17
Share-based compensation	246	191
	1,655	1,602

Exploration, evaluation and development expenses
Exploration and evaluation expenses	2,696	1,123
Mine development costs	607	825
Share-based compensation	23	8
	3,326	1,956

Finance and other income (expense)
Interest income	468	213
Finance costs	(19)	(18)
Accretion	(278)	(20)
Foreign exchange gain	698	1,814
Other income	20	7
	889	1,996

Income (loss) before income taxes	(73)	3,100
Income tax expense	24	60
Net income (loss) for the year	$(97)	$3,040

Other comprehensive income (“OCI”), net of tax
Items that may be reclassified subsequently to net income (loss):
Foreign currency translation	40	29
Change in fair value of financial assets designated
as fair value through OCI (net of tax)	(1)	(2)
	39	27

Total comprehensive income (loss) for the period	$(58)	$3,067

Earnings per share ‒ basic and diluted	$(0.00)	$0.02

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GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2018 and 2017 (Unaudited)

	Three months ended
	March 31,
	2018	2017
Cash flows from operating activities:
Net income (loss) for the period	$(97)	$3,040
Items not involving cash:
Amortization and depletion	1,156	707
Unrealized foreign exchange gain	(372)	(1,771)
Income tax expense	24	60
Share-based compensation	345	292
Other non-cash items	(315)	(152)
Interest received	381	129
Interest paid	(19)	(19)
Income taxes paid	(985)	(1,392)
	118	894
Changes in non-cash working capital:
Trade and other receivables	4,811	(329)
Inventories	320	(1,979)
Other current assets	(470)	(361)
Trade payables and accrued liabilities	(720)	(738)
Net cash provided by (used in) operating activities	4,059	(2,513)

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(298)	(1,826)
Proceeds from (investments in) short-term deposits	3,827	(8,062)
Net cash provided by (used in) investing activities	3,529	(9,888)

Cash flows from financing activities:
Proceeds from exercise of share options	142	776
Net cash from financing activities	142	776

Effect of foreign currency translation on cash and cash equivalents	93	59

Increase (decrease) in cash and cash equivalents	7,823	(11,566)
Cash and cash equivalents, beginning of period	36,797	41,642
Cash and cash equivalents, end of period	$44,620	$30,076

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